SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2008
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENT INDEX

Documents

1.	Management Information Circular, dated May 28, 2008.
2.	Notice of Annual Meeting of the Shareholders, dated May 28, 2008.
3.	Form of Proxy for Annual Meeting of Shareholders.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No.  333-85294), October 21, 2002 (File No.  333-100684), and on April 28, 2008 (File No.  333-150470).

Document 1

1

RESEARCH IN MOTION LIMITED

Management Information Circular

for the

Annual Meeting of Shareholders

Tuesday, July 15, 2008

SOLICITATION OF PROXIES

This Management Information Circular and accompanying form of proxy are furnished in connection with the solicitation by or on behalf of management of Research In Motion Limited (the “Company”) of proxies to be used at the annual meeting of the shareholders of the Company (the “Meeting”) to be held on Tuesday, July 15, 2008 at 6:30 p.m. at the Perimeter Institute for Theoretical Physics, 31 Caroline Street North, Waterloo, Ontario and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (“Notice of Meeting”).  Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or by facsimile by the regular employees of the Company at nominal costs. The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Management Information Circular, the Notice of Meeting and form of proxy to the beneficial owners of such shares.  The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of the foregoing documents required for this purpose.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Company and will represent management of the Company at the Meeting. A shareholder has the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed proxy with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 5:00 p.m. (Eastern Standard time) on July 11, 2008 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deliver it to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or its attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

2

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favor of management nominees will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by proxy shall be voted accordingly. If a specification is not made with respect to any matter the proxy will confer discretionary authority and will be voted FOR the election of individuals listed herein as directors of the Company and FOR the appointment of Ernst & Young LLP as independent auditors of the Company. The enclosed form of proxy also confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting in such manner as the nominee in his or her judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold common shares of the Company (“Common Shares”) in their own name, and thus are considered non-registered shareholders. Shareholders who do not hold their Common Shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States (“US”) Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act.  Accordingly, this Management Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

3

QUORUM

The presence of two shareholders or proxyholders entitled to cast votes representing at least 20 per cent of the Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting.  The Company’s list of shareholders as of the record date (defined below) has been used to deliver to shareholders the Notice of Meeting and this Management Information Circular as well as to determine who is eligible to vote.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. As at the date hereof, 564,306,019 Common Shares are issued and outstanding, each of which carries the right to one vote on all matters that may come before the Meeting.  No Class A Shares or Preferred Shares are currently issued and outstanding. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company.(1)

(1)	This information reflects share ownership as of May 13, 2008 and is based on information from FactSet Research Inc.

INTERPRETATION – STOCK DIVIDEND

On June 28, 2007, the Company declared a stock dividend, payable on the basis of two Common Shares for each Common Share held as of 5:00 p.m. (Toronto time) on August 17, 2007. The payment date for this dividend was August 20, 2007. This dividend tripled the number of Common Shares outstanding, and effectively achieved a three-for-one split of the outstanding Common Shares (the “Stock Split”). All references to Common Shares or Common Share data in this Management Information Circular have been adjusted to give effect to the Stock Split.

CURRENCY

In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts shall be to US dollars. All Canadian dollar amounts have been converted into US dollars at the following average rates:

Fiscal 2008: US $1.00 = CDN $1.0421
Fiscal 2007: US $1.00 = CDN $1.1381
Fiscal 2006: US $1.00 = CDN $1.1982

Any amounts in Canadian dollars have been highlighted by the inclusion of prefix “CDN” before a specified dollar amount.

RECORD DATE

Persons registered on the books of the Company at the close of business on May 27, 2008 (the “record date”) are entitled to vote at the Meeting. Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Company’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Company or its shareholders.

PRESENTATION OF FINANCIAL STATEMENTS

The audited comparative consolidated financial statements of the Company for the fiscal year ended March 1, 2008, together with the report of the auditors thereon, copies of which are contained in the Company’s annual report, will be presented to the shareholders at the Meeting.  Receipt at the Meeting of the auditors’ report and the Company’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

4

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Election of Directors

The Board of Directors of the Company presently consists of eight (8) directors to be elected annually. In accordance with the Business Corporations Act (Ontario), the directors are authorized from time to time to fix the number of directors, between a minimum of one (1) and a maximum of fifteen (15) persons, without the prior consent of the shareholders. The number of directors to be elected at the Meeting has been fixed at eight (8) persons. All of the nominees are now directors of the Company and have been directors since the dates indicated below. Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy will vote for the election of the eight (8) nominees whose names are set forth below.  Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will have the right to vote for another nominee in their discretion.  Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The following pages set out the names of the proposed nominees for election as directors together with their municipality of residence, age, year first elected or appointed as a director, present principal occupation, committee memberships and meeting attendance.  Also indicated for each person proposed as a director are the number and value on May 13, 2008 of Common Shares beneficially owned, directly or indirectly, or on which control was exercised and the number of Deferred Share Units (“DSUs”) credited to the director under the Deferred Share Unit Plan for Directors (the “DSU Plan”).  See description of this plan under “Directors’ Compensation” in this Management Information Circular. (1)

(1)	The value of Common Shares/DSUs was calculated using the closing trading price of the Common Shares on the Nasdaq on May 13, 2008 which was $140.84 per Common Share.
(2)
The following tables reflect common share and DSU ownership only and do not reflect stock option information for certain of the directors.  Stock option information for Mr. Balsillie and Mr. Lazaridis under the Stock Option Plan are reported under “Executive Compensation” in this Management Information Circular, and stock option information for Mr. Estill and Mr. Richardson are reported under “Directors’ Compensation in this Management Information Circular.

James L. Balsillie, Waterloo, Ontario, Canada
Mr. Balsillie, 47, has served as a director of the Company since 1993 and is the Co-Chief Executive Officer of the Company. Mr. Balsillie is a Chartered Accountant and received a Bachelor of Commerce degree from the University of Toronto and an MBA from Harvard Business School. Mr. Balsillie also holds several Honorary Doctorate degrees. In addition, Mr. Balsillie holds an FCA from the Institute of Chartered Accountants of Ontario. Prior to joining and investing in the Company in 1992, Mr. Balsillie was Executive Vice President and a member of the Board of Directors of Sutherland-Shultz Limited in Kitchener, Ontario. In 2002, Mr. Balsillie founded the Centre for International Governance Innovation, a research institute focused on the restructuring of international governance practices, with a particular emphasis on financial and economic institutions.  Mr. Balsillie is also the Chair of the Canadian International Council.

Board/Committee membership	Attendance	Public Board membership
Name of Reporting Issuer	Name of Reporting Issuer	Name of Reporting Issuer
Board	10/10	100%	Nil
Strategic Planning Committee	-	-
Overall attendance	10/10	100%
Securities Held
Fiscal Year	Common Shares (#)(1)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2008	34,276,882	N/A	34,276,882	4,827,556,061

5

(1)  As was publicly disclosed on November 23, 2007, Mr. Balsillie has entered into an automatic securities disposition plan (the “Balsillie ASDP”) in accordance with Rule 10b5-1 under the US Exchange Act and applicable Canadian securities legislation.  The Balsillie ASDP provided for the donation of CDN$38 million of Common Shares to certain charitable organizations and educational or research institutions, as well as the sale of CDN$86 million of Common Shares over the 13-month term of the Balsillie ASDP (including in each case Common Shares issuable upon exercises of stock options held by Mr. Balsillie).  As of May 13, 2008, CDN$45.8 million of Common Shares have yet to be sold pursuant to the Balsillie ASDP.

Mike Lazaridis, Waterloo, Ontario, Canada
Mr. Lazaridis, 47, has served as a director of the Company since 1984 and is the co-founder, President and Co-Chief Executive Officer of the Company. Mr. Lazaridis holds an honorary Doctor of Engineering degree from the University of Waterloo and is currently the University’s Chancellor. In recognition of his leadership and innovation, Mr. Lazaridis was named by the Globe and Mail as Canada’s Nation Builder of the Year for 2002. He is an Officer of the Order of Canada.  Mr. Lazaridis has more than fifty patents issued and has been granted dozens of industry and community awards for his innovations in wireless radio technology and software. Mr. Lazaridis has founded two research institutions of international significance, the Perimeter Institute for Theoretical Physics and the Institute for Quantum Computing at the University of Waterloo.

Board/Committee membership	Attendance	Public Board membership
Name of Reporting Issuer	Exchange	From
Board	10/10	100%	Nil
Strategic Planning Committee	-	-
Overall attendance	10/10	100%
Securities Held
Fiscal Year	Common Shares (#)(1)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2008	36,902,274	N/A	36,902,274	5,197,316,270
(1)  As was publicly disclosed on November 23, 2007, Mr. Lazaridis has entered into an automatic securities disposition plan, as amended (the “Lazaridis ASDP”) in accordance with Rule 10b5-1 under the US Exchange Act and applicable Canadian securities legislation.  The Lazaridis ASDP provides for the donation of up to CDN$75 million of Common Shares by Mr. Lazaridis (or companies controlled by Mr. Lazaridis) to certain charitable organizations and educational or research institutions, as well as the sale of up to CDN$100 million of Common Shares over a minimum 14-month term (maximum 18-month) of the Lazaridis ASDP.  As of May 13, 2008, CDN$82.5 million of Common Shares have yet to be sold pursuant to the Lazaridis ASDP.

6

James Estill, Guelph, Ontario, Canada
Mr. Estill, 51, has served as a director of the Company since 1997. Since September 2004, Mr. Estill has been the Chief Executive Officer of SYNNEX Canada Limited (“SYNNEX”). SYNNEX, a wholly-owned subsidiary of SYNNEX Corporation, is a leading distributor of technology products.  Prior to the acquisition by SYNNEX of EMJ Data Systems Ltd. in September 2004, Mr. Estill was the founder, President and Chief Executive Officer of EMJ Data Systems. Mr. Estill is a graduate of the University of Waterloo and holds a Bachelor of Science, Systems Design Engineering.

Board/Committee membership	Attendance		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	8/10	80%	Hammond Manufacturing Company Limited	TSX	2001
Compensation Committee	11/12	92%
Nomination & Governance Committee	2/2	100%
Oversight Committee	3/3	100%
Overall attendance	24/27	89%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2008	43,500	683	44,183	6,222,734

David Kerr, Toronto, Ontario, Canada
Mr. Kerr, 64, has served as a director of the Company since July, 2007. Mr. Kerr is Managing Partner of Edper Financial Corporation, a financial management company.  From July 2002 to August 2006, Mr. Kerr was Chairman of Falconbridge Limited (formerly Noranda Inc.) and prior to that he was President and Chief Executive Officer of Falconbridge Limited. Mr. Kerr is a director of Brookfield Asset Management Inc., CanWest Global Communication Corp., Sustainable Developments Technology Canada, Sun Life Financial Inc., the Toronto Rehabilitation Hospital Foundation, and the Special Olympics Canada Foundation.  In the past five years, Mr. Kerr also served as a director of Shell Canada Limited.

Board/Committee membership(1)	Attendance(1)		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	4/4	100%	Brookfield Asset Management Inc. Sun Life Financial Inc. CanWest Global Communications Corp.	TSX/NYSE TSX/NYSE TSX	1987 2004 2007
Audit Committee	1/2	50%
Compensation Committee	5/7	71%
Nomination & Governance Committee	1/1	100%
Overall attendance	11/14	79%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2008	2,000	1,766	3,766	530,403
(1) Mr. Kerr was elected to the Board at the last annual meeting of shareholders on July 17, 2007 and was appointed to each of the Audit Committee, Compensation Committee and Nomination & Governance Committee on October 11, 2007.

7

Roger Martin, Toronto, Ontario, Canada
Mr. Martin, 51, has served as a director of the Company since July, 2007.  Mr. Martin is Dean and Professor of Strategy at the Joseph L. Rotman School of Management at the University of Toronto. Mr. Martin was formerly a director of Monitor Company, a Cambridge, Massachusetts based consulting firm, and is Chair of the Ontario Task Force on Competitiveness, Productivity, and Economic Progress. Mr. Martin also serves as a director on the board of Thomson Reuters Corporation and the Skoll Foundation, is Vice-Chair of Tennis Canada and is a trustee of The Hospital for Sick Children.

Board/Committee membership	Attendance(1)		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	4/4	100%	Thomson Reuters Corporation	TSX/NYSE	1999
Strategic Planning Committee	-	-
Overall attendance	4/4	100%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2008		1,766	1,766	248,723
(1)	Mr. Martin was elected to the Board at the last annual meeting of shareholders on July 17, 2007 and was appointed to the Strategic Planning Committee on October 11, 2007.

John E. Richardson, Toronto, Ontario, Canada
Mr. Richardson, 73, has served as a director of the Company since 2003 and has been the lead director of the Company since March, 2007. Mr. Richardson has a Bachelor of Commerce degree from the University of Toronto, an MBA from Harvard Business School and an FCA from the Institute of Chartered Accountants of Ontario. Mr. Richardson was appointed Chairman of the Ontario Pension Board in July, 2004 and retired from that position at the end of his three year term in June, 2007. Mr. Richardson was previously a Senior Partner of Clarkson Gordon & Co, Executive Vice President, Lonvest Corporation (now London Insurance Group Inc.), President of Great Lakes Power, Deputy Chairman of London Insurance Groups Inc., Chairman, President and Chief Executive Officer of Wellington Insurance, and Chairman of London Guarantee Insurance Company. Mr. Richardson was a past board member with The Insurance Bureau of Canada, and the Facility Association.  Mr. Richardson is currently the Chairman of Boiler Inspection and Insurance Co. and a trustee of Armtec Infrastructure Income Fund and Resolve Business Outsourcing Income Fund.

Board/Committee membership	Attendance		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	10/10	100%	Armtec Infrastructure Income Fund Resolve Business Outsourcing Income Fund	TSX TSX	2004 2006
Audit Committee	10/10	100%
Compensation Committee	12/12	100%
Nomination & Governance Committee	2/2	100%
Oversight Committee	3/3	100%
Overall attendance	37/37	100%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2008	10,000	683	10,683	1,504,594

8

Barbara Stymiest, Toronto, Ontario, Canada
Ms. Stymiest, 51, has served as a director of the Company since March, 2007.  Ms. Stymiest has an HBA from the Richard Ivey School of Business, University of Western Ontario and FCA from the Institute of Chartered Accountants of Ontario.  Ms. Stymiest has been Chief Operating Officer of RBC Financial Group since 2004.  Prior to this, Ms. Stymiest held positions as Chief Executive Officer at TSX Group Inc., Executive Vice-President & Chief Financial Officer at BMO Nesbitt Burns and Partner of Ernst & Young LLP.  Ms. Stymiest is currently a Director of Symcor Inc., Toronto Rehabilitation Institute Foundation, the Canadian Institute for Advanced Research and the Royal Ontario Museum.

Board/Committee membership	Attendance		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	9/10	90%	Nil
Audit Committee	10/10	100%
Oversight Committee	3/3	100%
Overall attendance	22/23	96%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2008	5,000	2,016	7,016	988,133

John Wetmore, Toronto, Ontario, Canada
Mr. Wetmore, 58, has served as a director of the Company since March, 2007.  Mr. Wetmore has a Bachelor of Mathematics from the University of Waterloo and graduated from the Advanced Executive Program at the Kellogg School, Northwestern University. Mr. Wetmore is the former President and Chief Executive Officer and also the former Chief Financial Officer of IBM Canada.  He also held various finance positions at IBM Americas.  Mr. Wetmore is currently a director at Loblaw Companies Limited, and is a trustee of Resolve Business Outsourcing Income Fund.

Board/Committee membership	Attendance		Public Board membership
			Name of Reporting Issuer	Exchange	From
Board	10/10	100%	Loblaw Companies Limited Resolve Business Outsourcing Income Fund	TSX TSX	2006 2006
Compensation Committee	12/12	100%
Oversight Committee	3/3	100%
Strategic Planning Committee	-	-
Overall attendance	25/25	100%
Securities Held
Fiscal Year	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs ($)
2008	4,200	2,016	6,216	875,461

9

Director Attendance and Committee Meetings Held During the Fiscal Year Ended March 1, 2008

Board members are expected, to the best of their abilities, to attend all board meetings and meetings of committees on which they serve.  Meeting attendance of each nominee proposed for election is reported above.  Set out below is a summary of the board and committee meetings held in fiscal 2008. In addition, to maintain independence from management, the board and board committees meet without management at each regularly scheduled meeting and at any other time they decide is necessary. In fiscal 2008, there was one meeting of the independent directors that was held outside of the regularly scheduled board meetings noted below.

Number of Meetings
Board	10
Audit Committee	10
Compensation Committee	12
Oversight Committee	3
Nomination & Governance Committee	2
Strategic Planning Committee (1)	0

(1) Due to the relatively small number of directors on the board, oversight of the tasks associated with the Company’s strategic planning process were previously conducted by the Board of Directors as a whole.  In fiscal 2009, the Strategic Planning Committee is scheduled to meet on oversight of the Company’s Strategic Planning process.

Mr. Fregin, Mr. Cork and Dr. Wright, each of whom did not stand for re-election at the annual shareholders meeting on July 17, 2007, attended four of six board meetings, six of six board meetings and five of six board meetings, respectively during fiscal 2008.

Directors’ Compensation

In fiscal 2008, the independent directors of the Company, upon recommendation of the Nomination & Governance Committee and after consultation with an external, independent compensation consultant, adopted a revised compensation package for directors who are not officers of the Company. Directors who are also officers of the Company receive no remuneration for acting as directors.  Set out below are the compensation details, which took effect in fiscal 2008, for directors who are not officers of the Company:

Annual board retainer with 50% paid in DSUs and 50% payable in either cash and/or DSUs at the election of the director	$150,000
Additional annual retainer for Lead Director (1)	$40,000
Additional annual retainer for Audit Committee Chair (1)	$25,000
Additional annual retainer for Compensation Committee Chair (1)	$15,000

(1)  See the Annual Board Retainer and the Deferred Share Unit Plan sections below for an overview of a director’s ability to receive DSUs as a method of payment.

Directors who are not officers of the Company are reimbursed for out-of-pocket expenses for attending all board and committee meetings.

Initial Board Retainer

An initial board retainer is paid to each new director upon becoming a member of the board of directors.  In his or her first year as a director of the Company, each new director receives a grant of DSUs equal to $150,000.  Directors are required to retain all DSUs granted in satisfaction of the initial board retainer until they cease to be members of the board of directors.

10

Annual Board Retainer

The annual board retainer is paid 50% in DSUs and 50% payable in either a combination of cash and/or DSUs at the election of the director pursuant to the DSU Plan.  Current directors are required to retain all DSUs acquired with the dedicated annual board retainer until they cease to be members of the board of directors.

Deferred Share Unit Plan

Under the DSU Plan, each director who is not an officer of the Company will be credited with DSUs in satisfaction of 50% of their annual retainer, and, at the election of the director, up to 100% of the remaining portion of the Annual Retainer and other fees (such as Lead Director or committee chair fees) for serving as a director of the Company.  Grants under the DSU Plan replace the stock option awards that were historically granted to independent members of the board of directors. The Company discontinued the practice of granting stock options to directors who are not officers of the Company in 2007.  DSUs are granted on a quarterly basis (with the exception of DSUs granted in respect of the initial board retainer, which are granted in their entirety on the first award date after the director joins the board of directors) and each DSU has an initial value equal to the market value of a Common Share at the time the DSU is granted.  A director cannot redeem DSUs for cash until the director ceases to be a member of the board of directors, and the director must redeem his or her DSUs prior to December 31 of the calendar year commencing immediately after the calendar year in which the director ceases to be a member of the board of directors.  DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s shares over the five trading days preceding the redemption date.

Share Ownership Guidelines

In fiscal 2008, the board of directors adopted a guideline that each director who is not an officer of the Company should hold Common Shares or DSUs with a value of not less than five times the annual retainer paid to directors ($750,000 based on the current annual retainer).  Directors are expected to reach this level by 2012 (the fifth anniversary of adoption of the guideline), or for new directors, within five years of joining the board of directors.

Aggregate director option exercises during the most recently completed financial year and financial year-end values(1)

Set out below are the details of the aggregate nominee director option exercises during the fiscal year ended March 1, 2008 together with the value of all unexercised options.  In July 2007, the Company discontinued the practice of granting stock options to directors who are not officers of the Company.

Name	Options exercised during fiscal 2008 (#)	Aggregate value realized	Unexercised options at March 1, 2008 (#)	Value of unexercised in-the-money options at March 1, 2008(2)
James Estill	42,000	$4,282,429	9,000	$628,730
David Kerr	Nil	Nil	Nil	Nil
Roger Martin	Nil	Nil	Nil	Nil
John Richardson	5,500	$548,326	57,500	$5,053,584
Barbara Stymiest	Nil	Nil	Nil	Nil
John Wetmore	Nil	Nil	Nil	Nil
(1) Options granted to Mr. Balsillie and Mr. Lazaridis under the Stock Option Plan are reported under “Executive Compensation” in this Management Information Circular.
(2)  Based on a closing market price of $98.37 (CDN$102.53 converted to US dollars at an exchange rate of $1.0421 for the Common Shares) on February 29, 2008 on the Toronto Stock Exchange (the last trading day in the Company’s fiscal 2008 year).

11

Individual compensation earned by directors in fiscal 2008

Set out below are amounts earned by the independent directors in respect of membership on the board of directors of the Company and its committees in the fiscal year ended March 1, 2008:

Name	Initial Retainer	Annual Retainer	Committee Chair Retainer	Lead Director Retainer	Total Fees Earned	In Cash	In DSUs	Allocation of fees between cash/DSUs
James Estill(1)	Nil	$150,000	Nil	Nil	$175,000	$100,000	$ 75,000	57%/43%
David Kerr(2)	$150,000	$ 93,750	Nil	Nil	$243,750	$ 46,875	$196,875	19%/81%
Roger Martin(2)	$150,000	$ 93,750	Nil	Nil	$243,750	$ 46,875	$196,875	19%/81%
John Richardson(1)	Nil	$150,000	Nil	$40,000	$215,000	$140,000	$ 75,000	65%/35%
Barbara Stymiest(2)	$150,000	$150,000	$25,000	Nil	$325,000	$100,000	$225,000	31%/69%
John Wetmore(2)	$150,000	$150,000	$15,000	Nil	$315,000	$ 90,000	$225,000	29%/71%
(1) Each of Mr. Estill and Mr. Richardson received an additional payment of $25,000 for the services as members on a special committee of the board of directors.
(2) Each of Mr. Kerr, Mr. Martin, Ms. Stymiest and Mr. Wetmore received an initial retainer grant of DSUs equal to $150,000 in their first year as a director of the Company.  Mr. Wetmore and Ms. Stymiest were appointed to the Board in March 2007 and Mr. Kerr and Mr. Martin were elected as directors in July 2007.

Penalties and Sanctions and Personal Bankruptcies

The information as to cease trade orders and bankruptcies, not being within the knowledge of the Company, has been furnished by the directors.

Other than as set out below, none of the proposed nominees:

(a)
is, as at the date of the Management Information Circular, or was within 10 years before the date of the Management Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)
was the subject of an order (as defined in Form 51-102F5 of the Canadian securities regulators) that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an order that was issued after the proposed nominee ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

(b)
is at the date hereof, or has been within 10 years before the date of this Management Information Circular, a director or executive officer of any company (including the Company) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its  assets; or

12

(c)
has, within the 10 years before this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

On November 7, 2006, as a result of the Company failing to file its second quarter financial statements for fiscal 2007 before the statutory filing deadline of October 17, 2006, each of the Company’s senior officers, proposed nominees (other than Messrs. Kerr and Martin) and certain insiders of the Company were subject to a management cease trade order (the “MCTO”) issued by the Ontario Securities Commission (the “OSC”).  The MCTO prohibited trading in the Company's securities by its senior officers, directors and certain insiders during the time that the MCTO was in effect.  The MCTO was revoked on May 23, 2007 after the required securities filings were made by the Company with the OSC.

2.	Re-appointment of Independent Auditors and Authorization of Directors to fix their Remuneration

At the Meeting, shareholders will be requested to vote on the re-appointment of Ernst & Young LLP (“E&Y”) as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration.  E&Y have been auditors of the Company since the beginning of the fiscal year ended February 28, 1997.

For the fiscal years ended March 1, 2008 and March 3, 2007, the Company incurred the following fees for the services of E&Y:

	Fiscal Year Ended March 1, 2008	Fiscal Year ended March 3, 2007
Audit Fees	$1,777,000	$2,540,000
Audit Related Fees	$124,000	$nil
Tax Fees	$96,000	$140,000
	$1,997,000	$2,680,000

Audit Fees

Audit fees were paid for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees were paid for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit review of the Company’s financial statements and are not reported above as audit fees.   Audit related services provided included accounting research and internal control review procedures.

Tax Fees

Tax fees were paid for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services.  Tax services provided included international tax compliance engagements.

The Board of Directors recommends a vote “for” the re-appointment of E&Y as independent auditors of the Company for the fiscal year ending February 28, 2009 and authorizing the Board of Directors to fix the auditor’s remuneration.

13

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the reappointment of Ernst & Young LLP as auditors of the Company until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	Other Matters

Management of the Company knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting.  However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

EXECUTIVE COMPENSATION

1.	Summary Compensation Table

The following table sets forth all compensation earned during the fiscal years ended March 1, 2008, March 3, 2007 and March 4, 2006 by Mike Lazaridis, the President and Co-Chief Executive Officer of the Company, James L. Balsillie, the Co-Chief Executive Officer of the Company, Larry Conlee, the Chief Operating Officer, Product Development and Manufacturing of the Company, Donald Morrison, the Chief Operating Officer, BlackBerry of the Company and Brian Bidulka, the Chief Accounting Officer of the Company (collectively, the “Named Executive Officers”).

Name and Principal Position	Fiscal Year	Annual Compensation(1)			Long Term Compensation			All Other Compensation
		Salary	Bonus	Other Annual Compensation(2)	Securities Under Option (#)	Securities or Units Subject to Resale Restrictions	LTIP Payments
Mike Lazaridis, President and Co-Chief Executive Officer	2008 2007 2006	$1,119,952 $549,250 $494,214	$1,727,281 $1,130,151(3) Nil	Nil Nil Nil	200,000 Nil 450,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James L. Balsillie, Co-Chief Executive Officer	2008 2007 2006	$1,119,952 $549,250 $494,214	$1,727,281 $1,130,151(3) Nil	Nil Nil Nil	200,000 Nil 450,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Larry Conlee, Chief Operating Officer, Product Development and Manufacturing	2008 2007 2006	$622,887 $527,254 $473,734	$439,497 Nil Nil	Nil Nil Nil	50,000 Nil 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donald Morrison, Chief Operating Officer, BlackBerry	2008 2007 2006	$598,828 $505,310 $452,944	$422,224 Nil Nil	Nil Nil Nil	50,000 Nil 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

14

Name and Principal Position	Fiscal Year	Annual Compensation(1)			Long Term Compensation			All Other Compensation
		Salary	Bonus	Other Annual Compensation(2)	Securities Under Option (#)	Securities or Units Subject to Resale Restrictions	LTIP Payments
Brian Bidulka, Chief Accounting Officer (4)	2008 2007 2006	$372,948 $276,032 $104,053	$187,122 Nil Nil	Nil Nil 24,111	80,000 Nil 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)
All compensation not paid in US dollars has been converted into US dollars at the average foreign exchange rate in the applicable year as reported by the Bank of Canada, as is presented under the heading “Currency” in this Management Information Circular.

(2)
Perquisites and other personal benefits are not shown if they did not exceed the applicable disclosure threshold of the lesser of CDN $50,000 and 10% of the total annual salary and bonus of the Named Executive Officer for the fiscal year.

(3)
Each of Mr. Lazaridis and Mr. Balsillie received a bonus in the amount of $1,130,151 that was determined by the Compensation Committee in July, 2007 in recognition of the work performed by Mr. Lazaridis and Mr. Balsillie in fiscal 2007.  As these bonuses relate to services provided in fiscal 2007, such amounts appear in the compensation for each of Mr. Lazaridis and Mr. Balsillie for fiscal 2007.

(4)	Brian Bidulka was appointed Chief Accounting Officer on March 2, 2007. Mr. Bidulka commenced employment with the Company in August 2005 as Vice-President, Corporate Controller.

The Company does not have a pension plan and has never granted stock appreciation rights to any of its directors, officers or employees.

2.	Options Granted During the Most Recently Completed Fiscal Year

The following table sets forth the number of options to purchase Common Shares of the Company granted to the Named Executive Officers during fiscal 2008.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price	Market Value of Securities Underlying Options on the Date of the Grant	Expiration Date
Mike Lazaridis	200,000	7.9%	CDN$114.58	CDN$114.58	October 10, 2013
James L. Balsillie	200,000	7.9%	CDN$114.58	CDN$114.58	October 10, 2013
Larry Conlee	50,000	2.0%	CDN$114.58	CDN$114.58	October 10, 2010
Donald Morrison	50,000	2.0%	CDN$114.58	CDN$114.58	October 10, 2013
Brian Bidulka	30,000 50,000	3.2%	CDN$73.48 CDN$114.58	CDN$73.48 CDN$114.58	July 3, 2014 October 10, 2013

3.	Options Exercised During the Most Recently Completed Fiscal Year

The following table sets forth the number of options exercised by Named Executive Officers and the number of unexercised options and value of unexercised in-the-money options for the Named Executive Officers during fiscal

15

2008.

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (2)	Unexercised Options at March 1, 2008 Exercisable/ Unexercisable (#)	Value of Unexercised in-the- Money Options at March 1, 2008(1) Exercisable/ Unexercisable
Mike Lazaridis	600,000(3)	$48,668,285(3)	1,740,000/710,000	$151,826,888/$39,907,111
James L. Balsillie	333,333(4)	$29,206,726(4)	2,006,667/710,000	$175,548,250/$39,907,111
Larry Conlee	135,000(5)	$13,581,010(5)	405,000/200,000	$36,823,481/$11,964,303
Donald Morrison	230,000(6)	$16,345,859(6)	355,000/140,000	$32,079,695/$6,287,304
Brian Bidulka	Nil	Nil	24,000/116,000	$1,700,566/$3,387,141

(1)
Based on a closing market price of $98.37 (CDN$102.53 converted to US dollars at an exchange rate of $1.0421 for the Common Shares) on February 29, 2008 on the Toronto Stock Exchange (the last trading day in fiscal 2008 of the Company).

(2)
Aggregate value realized is based on the market value of the Common Shares on the exercise date less the exercise price regardless of whether or not such underlying Common Shares are sold in the market.

(3)
Each of the Common Shares acquired on exercise of options by Mr. Lazaridis were acquired under the Lazaridis ASDP.  Of the total Common Shares acquired on exercise of options by Mr. Lazaridis in fiscal 2008, 275,230 were donated to charity which represented $22,393,094 of the aggregate value realized by Mr. Lazaridis from the exercise of options in fiscal 2008.

(4)
Each of the Common Shares acquired on exercise of options by Mr. Balsillie were acquired under the Balsillie ASDP.  Of the total Common Shares acquired on exercise of options by Mr. Balsillie in fiscal 2008, 200,000 were donated to charity (net shares after funding of exercise price) which represented $15,478,911 of the aggregate value realized by Mr. Balsillie from the exercise of options in fiscal 2008.

(5)
As was publicly announced on November 23, 2007, Mr. Conlee has entered into an automatic securities disposition plan (the “Conlee ASDP”) in accordance with Rule 10b5-1 under the US Exchange Act and applicable Canadian securities legislation.  The Conlee ASDP provides for the sale of 578,500 Common Shares of the Company upon exercises of options held by Mr. Conlee over the 12-month term of the ASDP. As of May 13, 2008, 160,000 Common Shares have yet to be sold pursuant to the Conlee ASDP.

(6)
As was publicly announced on November 23, 2007, Mr. Morrison has entered into an automatic securities disposition plan (the “Morrison ASDP”) in accordance with Rule 10b5-1 under the US Exchange Act and applicable Canadian securities legislation.  The Morrison ASDP provides for the donation of 95,000 Common Shares of the Company upon exercises of stock options held by Mr. Morrison to certain charitable organizations and a charitable foundation established by Mr. Morrison and his wife, as well as the sale of 265,000 Common Shares upon exercises of options held by Mr. Morrison over the 12-month term of the ASDP (including in each case Common Shares issuable upon exercises of stock options held by Mr. Morrison).  As of May 13, 2008, 50,000 Common Shares have yet to be donated and 115,000 Common Shares have yet to be sold pursuant to the Morrison ASDP.  In addition, 25,000 of the Common Shares obtained upon the exercise of options by Mr. Morrison in fiscal 2008 were donated to charity which represented $2,460,016 of the aggregate value realized by Mr. Morrison from the exercise of options in fiscal 2008.

Management and Employment Contracts

Mr. Morrison is employed under a written employment contract that was entered into on July 5, 2000. Mr. Morrison’s contract provides that termination of his employment with the Company without cause would entitle him to a payment equal to twelve months’ base salary, target bonus and benefits at the time of such termination. Mr. Bidulka is employed under a written employment contract that was entered into on August 4, 2005 and that was amended in May 2007. Mr. Bidulka’s contract provides for a base salary and that termination of his employment with the Company upon a change in control would entitle him to a payment equal to six months’ base salary, target bonus and benefits at the time of such termination. No other Named Executive Officers have employment contracts with the Company.

16

4.	Compensation Committee Report on Executive Compensation

Composition and Mandate of the Compensation Committee

The Compensation Committee of the Board of Directors currently consists of Mr. James Estill, Mr. David Kerr, Mr. John Richardson and Mr. John Wetmore, none of whom has ever been: (i) an officer or employee of the Company or any of its subsidiaries; or (ii) indebted to the Company. In addition, no executive officer of the Company has served on the Board of Directors or the compensation committee of any other entity that has had one or more of the executive officers of such entity serve as a member the Company’s Board of Directors or the Compensation Committee.  Mr. Estill, Mr. Kerr, Mr. Richardson and Mr. Wetmore are independent directors within the meaning of the rules of Nasdaq and applicable Canadian securities laws.  The Compensation Committee meets regularly without management present.

The Compensation Committee was reconstituted on March 2, 2007 to consist of Mr. Estill, Mr. Richardson and Mr. Wetmore.  Mr. Kerr joined the Committee on October 11, 2007.  The new members of the Compensation Committee began an evaluation of the Company’s executive compensation program in the latter part of fiscal 2008 and have implemented certain changes to the Company’s senior management compensation program to take effect in fiscal 2009.  Refer to “Executive Compensation Review” for further details.

The Compensation Committee is governed by a written charter and is primarily responsible for annually reviewing and approving the compensation of the Co-Chief Executive Officers and for other Named Executive Officers and for reviewing the compensation of other senior management. The Compensation Committee also administers the Company’s equity-based compensation plans in accordance with the Company’s Policy on Granting Equity Awards.  In addition, the Compensation Committee meets from time to time each year for the purpose of reviewing the overall compensation policy for senior officers as well as relevant competitive compensation data.  The Compensation Committee makes specific recommendations to the Board of Directors on compensation of executive officers. In consultation with the Board of Directors (other than the Co-CEOs), the Compensation Committee assesses the performance of the Co-Chief Executive Officers each year using both financial and non-financial measurements. Recommendations of the Compensation Committee are reviewed and discussed by the full Board of Directors before final approval.

Independent Advice

The Compensation Committee has sole authority to retain any independent compensation consultant to assist the Compensation Committee and has the authority to approve the fees payable to any independent compensation consultant that is retained.  In fiscal 2008, the Compensation Committee retained the services of Towers Perrin as an independent compensation consultant to provide advice and counsel to the Compensation Committee on the Company’s compensation practices. The Chair and the members of the Compensation Committee have direct access to the Towers Perrin consultants. As the Compensation Committee’s advisor, Towers Perrin provides competitive executive compensation information and advice on policy recommendations.

In fiscal 2008, the Compensation Committee established a pre-approval process for any additional work of a material nature assigned to the independent consultant in order that the Compensation Committee would not approve any work that, in its view, could compromise Towers Perrin’s independence as an advisor to the Compensation Committee.  Decisions made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations in addition to the information provided by Towers Perrin.  In addition to providing consulting services to the Compensation Committee, Towers Perrin provides the Company with other compensation consulting services from time to time, primarily with respect to sales incentive compensation.  Towers Perrin also reviewed the Company’s directors compensation for the Nomination & Governance Committee in fiscal 2008.  The Towers Perrin consultants that advise the Compensation Committee are not involved in other services provided to the Company, either directly or indirectly.

The fees paid to Towers Perrin in fiscal 2008 for independent advice as described above amounted to approximately $185,000.

17

Compensation Policy

The Company aims to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements. In setting compensation for fiscal 2008, the Compensation Committee considered the following factors:

(a)	fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract and retain highly qualified executives;
(b)	recognition and encouragement of leadership, entrepreneurial spirit and team work;
(c)	an alignment of the financial interests of the executives with the financial interests of the shareholders of the Company through stock options and RSUs and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate objectives; and
(d)	recognition of an individual’s contribution to enhancement of shareholder value.

The Company’s Co-Chief Executive Officers have the responsibility to propose to the Compensation Committee the level of salary, bonus and benefits for each of the other executive officers, other than the Co-CEO’s. These are then reviewed and, if determined appropriate, approved by the Compensation Committee and the Board as a whole.

The Compensation Committee also appreciates the importance of qualitative factors in assessing individual performance of its executive officers such as demonstrated leadership ability and the management and implementation of major projects and initiatives.  No specific quantitative targets were set by the Compensation Committee in fiscal 2008 but corporate performance was a factor that was considered by the Compensation Committee when evaluating total compensation.

Components of Executive Compensation

There are three elements to the Company’s executive compensation program:

•	base salary;
•	short-term compensation incentives for annual and personal performance; and
•	long-term compensation incentives (stock option and RSU plans) related to long-term increase in share value.

Base Salary

The base salary for each executive is reviewed and established shortly after completion of each fiscal year. Base salaries are based on the executive’s personal performance and seniority, contribution to the business of the Company, the size and stage of development of the Company and competitive benchmarks. For the period up to and including fiscal 2008, in establishing base salaries, the Company’s compensation philosophy with respect to base salaries was to maintain competitive wages and to place more emphasis on long-term equity-based incentives.  Beginning in fiscal 2009, the compensation package for executive officers has been adjusted and is described under the heading “Executive Compensation Review”.

Short-Term Compensation Incentives

The Company has in the past awarded discretionary bonuses.  In fiscal 2008, as part of the Compensation Committee’s review of the compensation practices of the Company, the Compensation Committee determined that beginning in fiscal 2009 short-term compensation incentives would form part of the compensation package for executives upon meeting certain targets.  The Compensation Committee determined that it was important to implement a short-term incentive plan to attract and retain executives essential to the Company’s success.  In fiscal 2008, certain discretionary bonuses for the senior executive officers, other than the Co-Chief Executive Officers, were proposed to the Compensation Committee by the Co-CEOs based on the Company’s revenue, diluted earnings per share and net subscriber additions, as well as individual performance. The recommendations were reviewed and approved by the Compensation Committee and the Board.  A description of the short-term compensation plan to be implemented in

18

fiscal 2009 can be found under the heading “Executive Compensation Review”.

Long-Term Compensation Incentives

Long-term incentive compensation for executives is provided through grants of stock options pursuant to the Company’s Stock Option Plan (as hereinafter defined) and/or the Company’s Restricted Share Unit (“RSU”) Plan (as hereinafter defined) and is generally reviewed annually.  The number of stock options granted is based on each individual’s position, responsibility and performance and takes into account the number and terms of stock options that have been previously granted to that individual.  During fiscal 2008, stock options over 580,000 common shares were granted to the Named Executive Officers, details of which can be found on page 14 of this Management Information Circular.

Also, as part of the Committee’s review, the Committee reviewed the long-term equity-based incentive compensation for senior management which currently consists of stock options and RSUs.  Based on this review, including comparator group market data information provided by the Company’s independent compensation consultants, the Committee has determined that an equity-based long term incentive program be adopted effective in fiscal 2009 that would include the issuance of stock options and/or RSUs.   See “Executive Compensation Review”.

Compensation of Co-Chief Executive Officers

The Compensation Committee evaluates total compensation in the context of each of the Co-Chief Executive Officers’ leadership, performance and contributions, bearing in mind the principles of executive compensation set out above. The Committee is cognizant of each Co-Chief Executive Officer’s significant shareholdings in the Company and the incentives thereby generated for long-term enhancement of shareholder value.  The Co-Chief Executive Officer’s compensation arrangements were reviewed by the Committee in fiscal 2008 against a comparator group based on market data provided by the Company’s independent compensation consultants which comparator information was selected on the basis of, among other things, the comparator company’s industry, size, scope and rate of financial growth.  The comparator group consisted of the following companies: Adobe Systems Inc., Applied Materials Inc., Autodesk Inc., Automatic Data Processing Inc., BCE Inc., Broadcom Corp., Corning Inc., eBay Inc., Electronic Arts Inc., EMC Corp., Juniper Networks Inc., Qualcomm Inc., Rogers Communications Inc., Telus Corp., Thompson Reuters Corporation and Yahoo Inc.

During fiscal 2008, Mr. Lazaridis and Mr. Balsillie each received annual base salary of $1,119,952 and each received a grant of 200,000 stock options. The Compensation Committee determined that the Co-Chief Executive Officers, based on the comparative data mentioned above and the Company’s performance, should also receive bonuses for the services provided in fiscal 2008 in the amount of $1,727,281 each.

As noted in the Report on Executive Compensation for fiscal 2007, the newly constituted Compensation Committee was reviewing the Company’s executive compensation and, subsequent to the finalization of the fiscal 2007 Information Circular, it was determined that a bonus be paid to each of the Co-Chief Executive Officers in recognition of fiscal 2007 services in the amount of $1,130,151 which amount was paid to each of the Co-Chief Executive Officers in fiscal 2008.  These bonuses for fiscal 2007 are included in the Summary Compensation Table on page 13 for each of the Co-Chief Executive Officers.

Executive Compensation Review

In fiscal 2008, the Company, under the direction of the Compensation Committee, initiated a comprehensive review of all aspects of the Company’s compensation program for executive employees.  As part of this review, the Compensation Committee retained Towers Perrin as its independent consultant.  The review focused on all components of compensation including short-term incentives and long-term incentives.  Set out below is a description of the Company’s compensation program for fiscal 2009 other than base salaries.

Short-Term Compensation Incentives

As part of the Compensation Committee’s review, the Compensation Committee determined that an annual incentive

19

plan (the “Annual Incentive Plan”) be established for the Co-Chief Executive Officers, the Chief Operating Officers, the Chief Accounting Officer, the Chief Information Officer and the Chief Technology Officer that would compensate these executives on achievement of certain key measures that are critical growth drivers of the business and that support the Company’s objective of generating increased shareholder value.   This incentive program provides for targeted annual bonus awards which are expressed as a percentage of base salary and are tied to the achievement of predetermined financial and operational performance objectives for the Company for the relevant fiscal year.  The three measures that were determined to form part of the short term incentive plan for fiscal 2009 are revenue, net income and net subscriber additions.  No bonus will be payable in respect of a target measure should the actual performance be less than 85% of the target measure.  This Annual Incentive Plan will be effective for fiscal 2009.  The target awards under the Annual Incentive Plan are 100% of salary for the Co-Chief Executive Officers, 45% of salary for each of the Chief Operating Officers and 40% of salary for the Chief Accounting Officer, the Chief Information Officer and the Chief Technology Officer.    Depending on performance, the bonus payable could be up to 150% of the target bonus amount.  In addition, individual performance can modify the bonus award otherwise payable upwards or downwards by up to 25%.  The Co-Chief Executive Officers will make Annual Incentive Plan Award recommendations to the Compensation Committee for the executives other than the Co-Chief Executive Officers.  Any awards to the Co-Chief Executive Officers are recommended by the Compensation Committee for approval by the independent directors of the Board.

Long-Term Compensation Incentives

The Compensation Committee also reviewed the long-term equity-based compensation of the Company which currently consists of stock options and RSUs.  Based on this review, including comparator group market data information provided by the Company’s independent compensation consultants, the Committee has determined that an equity-based long term incentive program be adopted effective in fiscal 2009 that will include the issuance of stock options and/or RSUs.  Grants will generally be made annually and will be based on ranges of grants/awards depending on comparator company information, the position level and performance of the individual in the Company.

Reimbursement of Incentive and Equity Based Compensation

In April, 2008, the Board of Directors approved a policy with respect to the reimbursement of incentive and equity based compensation.  This policy requires that if the Board learns of any misconduct by an executive officer that contributed to the Company having to restate all or a portion of its financial statements, the Board shall take such action as it deems appropriate to remedy the misconduct, prevent its recurrence, and may take disciplinary action against the executive officer.  In addition, the Board will, to the fullest extent permitted by governing law in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to the executive officer if: (a) the amount of bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of restatement; (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement; and (c) the amount of the bonus or incentive compensation that would have been awarded to the executive officer had the financial results been properly reported would have been lower than the amount actually awarded.

5.	Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares with the cumulative total return of the S&P/TSX Total Return Index during the period from February 28, 2003 to February 29, 2008 based on the closing price of the Common Shares on February 28, 2003 and February 29, 2008 (the last trading day in the fiscal year of the Company) assuming CDN$100 was invested and all dividends were reinvested, if any:

20

Cumulative Total Return on CDN $100 Investment

	February 28, 2003	February 27, 2004	February 25, 2005	March 3, 2006	March 3, 2007	March 1, 2008
Common Shares	100	CDN $705.45	CDN $861.22	CDN $866.67	CDN $1,709.94	CDN $3,286.22
S&P/TSX Total Return Index	100	CDN $136.51	CDN $153.99	CDN $192.91	CDN $212.35	CDN $229.88

6.	Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance coverage as at the end of the last fiscal year for the directors and officers as a group is $100 million. The annual premium payable by the Company in respect of such insurance is approximately $1.5 million. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

7.	Indemnification

In fiscal 2007, the Company undertook a voluntary review of its stock option granting practices, which review is described in detail in the Company's Annual MD&A and consolidated financial statements for fiscal 2007. The Company also voluntarily informed the United States Securities and Exchange Commission (the "SEC") and the Ontario Securities Commission (the “OSC”) of the review. Subsequently, the SEC, the OSC and the Office of the United States Attorney for the Southern District of New York commenced investigations into the Company’s stock option granting practices, which investigations are ongoing.  An application was also brought against the Company and certain of its directors by a pension fund as described below under “Shareholder Lawsuit” which has been settled.

Under the Business Corporations Act (Ontario), the Company may indemnify a director or officer of the Company against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal or administrative action where he or she has acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.   In addition, pursuant to the Company’s by-laws, the Company is required to indemnify its directors and officers for the matters described above if they satisfy the above described conditions.

21

In addition as is customary for many public corporations, the Company entered into indemnity agreements (the "Indemnity Agreements") with its directors and certain senior officers whereby the Company agreed, subject to applicable law, to indemnify those persons against all costs, charges and expenses which they may sustain or incur in third party actions if: such director or officer complied with his or her fiduciary duties; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.  The Indemnity Agreement further requires the Company to pay interim costs and expenses of the director or officer subject to the proviso that the director or officer undertake to repay such costs and expenses with interest if the outcome of any litigation or proceeding establishes that the director or officer was not entitled to indemnification.

In connection with the investigations and derivative action referred to below under “Shareholder Lawsuit”, certain of the directors and a number of current and former officers of the Company have retained their own legal counsel, and indemnification payments have been made, and are expected to be paid, to such persons under the Indemnity Agreements and the Company's by-laws.  For the fiscal year ended March 1, 2008, the Company paid or incurred legal fees and disbursements on behalf of directors and officers of the Company as follows: $3,866,258 for the firms acting for James Balsillie, Co-CEO; $2,735,779 for the firms acting for Dennis Kavelman, COO – Administration and Operations; $540,849 for the firms acting for Mike Lazaridis, President and Co-CEO; $114,884 for a firm acting for Don Morrison, Chief Operating Officer, BlackBerry; $333,749 for the firms acting for Larry Conlee, Chief Operating Officer, Product Development and Manufacturing; $33,843 for a firm acting for Brian Bidulka, Chief Accounting Officer; $872,908 for the firms acting for Angelo Loberto, Vice President, Corporate Operations;  $73,287 for the firms acting for Elizabeth Roe Pfeifer, Vice President, Organizational Development; $423,904 for the firms acting for Roger Witteveen, Vice President, Taxation; $128,997 for the firms acting for Michael Galbraith, Vice President, Financial Planning and Analysis; $169,597 for the firms acting for Karima Bawa, Vice President, Legal; $61,642 for a firm acting for Norm Lo, Vice President, Asia/Pacific; $282,867 for the firms acting for both Kendall Cork and Douglas Wright, both former directors; $83,877 for a firm acting for Doug Fregin, a former director and former Vice President, Operations; $9,736 for a firm acting for Charles Meyers, former General Counsel; $113,222 for the firms acting for Mark Carragher, a former Vice President; $93,764 for the firms acting for Robert Duncan, former Vice President, Corporate Controller and $88,119 for a firm acting for Valdis Martinsons, former Chief Information Officer.

The Company is obtaining undertakings from each of the directors and officers whereby if (i) the outcome of any litigation or proceeding for which the Company agrees to indemnify the director or officer establishes that the director or officer was not entitled to indemnification pursuant to the Indemnity Agreement, or (ii) the director or officer is otherwise required by applicable law to repay to the Company amounts paid by way of indemnity, they have agreed to repay to the Company all amounts paid under the indemnities provided to them which the director or officer is required to repay because of the applicability of clause (i) or (ii) above.

8.	Shareholder Lawsuit

On January 24, 2007, the Company was served with a Notice of Application that was filed with the Ontario Superior Court of Justice - Commercial List by a pension fund that alleged it was a shareholder, seeking various orders against the Company and named directors. On April 27, 2007, the Company was served with a Fresh As Amended Notice of Application (the “Amended Notice of Application”) by the shareholder. The Amended Notice of Application sought an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregards the interests of the pension fund. Among other things, the pension fund also sought an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to the Company's option granting practices, seeking damages and ancillary relief against certain of the Company's directors. On October 5, 2007, the Company and the other defendants entered into an agreement with the shareholder to settle the application and proposed derivative action. Under the settlement, each of the respondents to the application and each of the defendants in the proposed derivative action denied the allegations made against them by the pension fund. The settlement did not result in the payment of any monetary compensation to the pension fund (apart from legal costs) or past or present shareholders of the Company. Pursuant to the terms of the settlement, in exchange for a full release, the Company agreed to certain corporate governance measures that are consistent with previously announced measures, and to pay $1.1 million on account of the shareholder's legal costs which has been recorded in the Company’s consolidated financial statements as at December 1, 2007. In addition, as

22

part of the settlement and consistent with their earlier voluntary agreement (described in the Company's March 5, 2007 press release) to contribute CAD $5.0 million each to defray the costs incurred by the Company in connection with the management-initiated voluntary review of the Company's historical stock option granting practices, the Company's Co-CEOs, James Balsillie and Mike Lazaridis, have paid the Company a further CAD $2.5 million each to defray the review costs incurred by the Company. On November 5, 2007, the Ontario Superior Court of Justice granted an order approving the settlement and issuing a representation order that binds all of the Company’s shareholders to the terms of the agreement, except for those who have opted out. Approximately one hundred shareholders opted out of the settlement. Based on those who disclosed the number of shares held by them, the opt-out shareholders hold in aggregate approximately 27,400 shares (approximately 0.005% of all outstanding shares). However, certain opt-out shareholders did not disclose the number of shares held by them. On December 10, 2007, the Ontario Superior Court of Justice issued an order extending the opt-out deadline to January 22, 2008 for customers of Goldman Sachs Exchange & Clearing L.P., who did not receive notice of the settlement in the initial mailing. As a result of that extension, additional shareholders holding 47,080 shares as at the record date opted out.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out as at March 1, 2008 the number of securities to be issued upon exercise of outstanding options or RSUs, the weighted average exercise price of such outstanding options or RSUs and the number of securities remaining available for future issuance under equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options or RSUs	Weighted-average exercise price of outstanding options or RSUs	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	16,313,131	$28.91	12,992,546
Equity compensation plans not approved by securityholders (1)	158,300	$2.16	Nil
Total	16,471,431	$28.65	12,992,546

Notes:
(1)
The Company issued options to purchase Common Shares in connection with two acquisitions (collectively, the “Acquisition Plans”), which were approved by the TSX. Such options have substantially the same terms as stock options issued under the Stock Option Plan and no more options can be granted under the Acquisition Plans.

Stock Option Plan

The Company has a stock option plan (the “Stock Option Plan”) for the benefit of employees, officers, directors, directors emeritus and consultants of the Company.  Effective July 2007, directors who are not officers of the Company are not eligible to receive grants of stock options.  The following is a summary of the principal terms of the Stock Option Plan as currently in effect.

The purpose of the Stock Option Plan is to attract and retain employees and to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company.  As at the date hereof, the aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan, the RSU Plan (as defined below) and the Acquisition Plans is 27,796,819 representing approximately 4.9% of the Company's current issued and outstanding Common Shares (on a non-diluted basis).  Options to purchase an aggregate of 14,806,073 Common Shares, representing approximately 2.6% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), are currently outstanding under the Stock Option Plan and the Acquisition Plans. In addition, 5,000 Common Shares are issuable upon the exercise of RSUs.  This leaves 12,985,746 Common Shares, representing approximately 2.3% of the Company's current issued and outstanding Common Shares (on a non-diluted basis), available for issuance under the Stock Option Plan, the Acquisition Plans and the RSU Plan.   The Company granted 2,517,500 options to purchase Common Shares pursuant to the Stock Option Plan representing approximately 0.4% of the Company’s current issued and outstanding Common Shares (on a non-diluted basis) during fiscal 2008.

23

Pursuant to the Company’s Policy on Granting Equity Awards (the “Policy”) described below, the Stock Option Plan is administered by the Compensation Committee.  Each of the Board of Directors and the Compensation Committee has full and complete authority to interpret the Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Stock Option Plan provides for an aggregate maximum reserve of 5% of the issued and outstanding Common Shares for issuance to any one person.  The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates when taken together with any other share compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares, and the maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Stock Option Plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, cannot exceed 5% of the issued and outstanding Common Shares.

Options granted under the Stock Option Plan must have an exercise price of not less than the closing price of the Common Shares on the TSX or Nasdaq on the grant date in accordance with the Policy and are exercisable for a period not to exceed ten years. The term and vesting of stock options is at the discretion of the Compensation Committee. Options typically vest equally over a five year period as to one-fifth after the first anniversary of the date of grant and as to additional one-fifths after the second, third, fourth and fifth anniversaries of the date of grant, with the Board of Directors or Compensation Committee having the authority to accelerate the vesting of all or any part of the options.  Options are not assignable and terminate: (i) 90 days following the termination of an optionee's employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board of Directors or the Compensation Committee.

Under the current terms of the Stock Option Plan, the Board of Directors reserves the right to amend, modify or terminate the Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors.  However, any amendment of the Stock Option Plan which would: (a) increase the number of Common Shares (or other securities) issuable under the Stock Option Plan; (b) expand the scope of persons eligible to participate in the Stock Option Plan; (c) reduces the exercise price of an option; (d) amend the transferability or assignability of an option except as otherwise permitted by the Stock Option Plan; (e) extend the term of an option beyond its original expiry date except as otherwise permitted by the Stock Option Plan; and (f) require  approval by shareholders under applicable law shall be effective only upon any required approval of the shareholders of the Company. Any amendment to any provision of the Stock Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Restricted Share Unit Plan

In 2005, the Board of Directors, on the recommendation of outside consultants, established a restricted share unit plan (the “RSU Plan”) to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation.  The purpose of the RSU Plan is to promote the mid-term and long-term success of the Company by providing the Board of Directors with additional flexibility to recruit, motivate and retain employees through the issuance of restricted share units (“RSUs”) to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.

The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries (the “Designated Employees”).

At any time, the aggregate number of Common Shares issued or which may be issued from treasury of the Company pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which options are outstanding under the Stock Option Plan shall not exceed the total number of Common Shares currently reserved for issuance under the Stock Option Plan.  The RSU Plan therefore does not

24

provide any dilution beyond what already exists under the Stock Option Plan.  There are currently 5,000 RSUs outstanding (as previously described in the Stock Option Plan above).

RSUs are “phantom” shares that rise and fall in value based on the value of the Common Shares, and are redeemed for either Common Shares issued from treasury, Common Shares purchased on the open market or the cash equivalent on the vesting dates established by the Board of Directors or committee thereof at the time of grant, in its sole discretion. Such Common Shares issued by the Company from treasury will be issued from the pool of Common Shares currently reserved for issuance pursuant to the Stock Option Plan and such Common Shares so issued under the RSU Plan will reduce the amount available for issuance under the Stock Option Plan.

Under the RSU Plan, the value of each RSU issued pursuant to the RSU Plan will be the closing trading price of the Common Shares on the TSX or Nasdaq on the last trading day immediately preceding the vesting date of the RSU.

The maximum number of Common Shares issuable to insiders (as defined under the Securities Act (Ontario)), at any time, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the RSU Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

An RSU is exercisable for one Common Share or the cash equivalent at the end of a restricted period of time which may be subject to the attainment of certain performance objectives (“Vesting Period”').  The Board of Directors may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan, the eligible participants under the RSU Plan and to change the provisions relating to insider restrictions described above.  Subject to regulatory approval, all other amendments to the RSU Plan may be made by the Board of Directors without obtaining shareholder approval, such amendments including an amendment to the Vesting Period of an RSU or an amendment to the termination provisions of an RSU.

Upon a Designated Employee ceasing to be an employee of the Company for any reason prior to the end of the Vesting Period, all RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Company, unless otherwise determined by the Board of Directors or a committee thereof at or after the time of the grant.  Under the terms of the RSU Plan, the Board of Directors has the power to accelerate the time at which an RSU may vest or the time during which an RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control.

The rights or interests of a Designated Employee under the RSU Plan are not assignable or transferable, other than by will or the laws governing the devolution of property in the event of death, without the consent of the Board of Directors or committee thereof.

Company’s Policy on Granting Equity Awards

The Board of Directors has adopted a Policy, which is summarized below.

Under the Policy, only the Compensation Committee may grant equity awards pursuant to the authority delegated to the Compensation Committee by the Board of Directors in accordance with the terms of each of the Company's equity compensation plans.  There is no further delegation of the authority of the Compensation Committee to grant equity awards to any member of the Board of Directors or to any officers or other employee of the Company.

Except as provided below, all equity award grants, including periodic grants, promotional grants and new hire grants, are made on a quarterly basis by the Compensation Committee at a duly convened meeting of the Compensation Committee that is held during the two-week period beginning on the date on which the Company publicly releases its quarterly or annual earnings results; provided, that a "special trading blackout", as defined in the Company's Insider Trading Policy, is not then in effect (and is not expected to be in effect when the "regular trading

25

blackout", as defined in the Company's Insider Trading Policy, terminates following the release of the Company's results).  If the meeting of the Compensation Committee is held on the day that the Company publicly releases its results or the first trading day following such date, the "grant date" or "award date", as the case may be, will be the second trading day following the day that the Company publicly releases its results in order to permit the exercise price of stock options approved by the Compensation Committee to reflect two full days of trading in the Common Shares following the release of its results (unless a special trading blackout is implemented following the meeting of the Compensation Committee and prior to the termination of the regular trading blackout, in which case, the grant date or award date shall be the first trading day following the termination of the special trading blackout).  If the meeting of the Compensation Committee is held on or after the second trading day following the date on which the Company publicly releases its results, the grant date or award date will be the date on which the meeting is held.  In accordance with the Stock Option Plan, the exercise price with respect to an option may not be less than the closing price of the Common Shares on the TSX or Nasdaq on the grant date.

If a special trading blackout is in effect at the time the Compensation Committee would otherwise meet to approve quarterly grants (or is expected to be in effect when the regular trading blackout terminates following the release of the Company's results), equity award grants may be made by the Compensation Committee at a duly convened meeting of the Compensation Committee that is held during the two-week period beginning on the trading day following the termination of the special trading blackout, in which case, the grant date or award date will be the date on which the meeting is held.

Under exceptional and limited circumstances, equity awards may be granted by the Compensation Committee at any time other than during a trading blackout, so long as the grant is approved by the Compensation Committee at a duly convened meeting of the Compensation Committee held for that purpose.  In connection with the hiring of a new employee pursuant to this exception, the grant date or award date will be the date the new officer commences employment with the Company, which is the date the individual is placed on the Company's payroll at his or her full-time salary amount.

No grant may be made with a grant date or award date prior to the date the Compensation Committee approves the grant of the equity award.  All grants will be made pursuant to a standard form of equity award agreement previously approved by the Compensation Committee unless the Compensation Committee determines otherwise.

Grants of equity awards to employees in France must also comply with additional requirements set forth in the Company’s Guidelines for Issuance of Options to Employees in France, as amended from time to time.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company had any outstanding indebtedness to the Company or any of its subsidiaries during fiscal 2008 or as at the date hereof.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company’s last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Company is subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002 and requirements of the TSX and Nasdaq and comparable requirements under Canadian provincial securities legislation, including those relating

26

to the certification of financial and other information by the Company’s Co-Chief Executive Officers and Chief Accounting Officer; oversight of the Company’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company’s external auditors; and the establishment of procedures for the anonymous submission of employee’s complaints regarding the Company’s accounting practices (commonly known as whistle-blower procedures).

The Company’s disclosure pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices is set out in Schedule “A” to this Management Information Circular.

Board of Directors

National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  A director is considered independent only where the board determines that the director has no material relationship with the Company.  Director independence of each of the current directors is determined by the board of directors with reference to the requirements as set forth by Canadian securities regulators in Multilateral Instrument 52-110 Audit Committees, the rules of the TSX, Nasdaq and U.S. SEC rules and regulations (collectively, the “Rules and Regulations”).

The Board has determined that Mr. James Estill, Mr. David Kerr, Mr. Roger Martin, Mr. John Richardson, Ms. Barbara Stymiest and Mr. John Wetmore are each independent directors within the meaning of the Rules and Regulations.  Each of Mr. Mike Lazaridis, President and Co-Chief Executive Officer and Mr. James L. Balsillie, Co-Chief Executive Officer is considered to have a material relation with the Company by virtue of his executive officer position with the Company and therefore, are not independent.  With six of the eight directors proposed to be nominated considered independent, the Board of Directors is composed of a majority of independent directors.

Mandate of the Board of Directors

The Company’s Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors discharges, in part, its responsibility directly and through the Oversight Committee, Audit Committee, Compensation Committee, Strategic Planning Committee and the Nomination & Governance Committee. The Board of Directors operates pursuant to a written mandate. The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board of Directors include:

•	reviewing and approving the Company’s strategic and operating initiatives;
•	reviewing and approving significant operational and financial matters and providing direction to management on these matters;
•	reviewing and identifying the principal risks of the Company’s business and implementing of appropriate systems to manage these risks;
•	reviewing and approving corporate objectives and goals applicable to senior management of the Company and assessing and monitoring the performance of senior management; and
•	involvement in the hiring and replacement of the senior management of the Company and succession planning for senior management personnel.

BOARD COMMITTEES

The Audit Committee met 10 times during the year to review the interim and annual financial statements, notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and to make other recommendations to the Board of Directors. The Audit Committee has full and unrestricted access to the Company’s internal finance department to review issues as appropriate and meets directly with the external auditors of the Company on a regular basis. The Audit Committee also makes recommendations as to the implementation

27

and operation of internal accounting controls and financial reporting practices and procedures. Its responsibilities are set out in a written charter approved by the Board of Directors, a copy of which is appended to the Company’s fiscal 2008 Annual Information Form, which can be accessed at www.sedar.com.  Other information related to the composition of the Audit Committee can also be found under the heading “Audit Committee” in the Company’s fiscal 2008 Annual Information Form, which can be accessed at www.sedar.com.

The Compensation Committee is involved with compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Named Executive Officers, reviewing and making recommendations concerning the operation of the Company’s Stock Option Plan and RSU Plan and reporting to shareholders concerning executive compensation.

The Nomination & Governance Committee is involved in the selection and appointment of qualified, effective directors and for the review and compensation of individual directors.

The Oversight Committee is involved with examining executive compensation, the use of stock options as a compensation mechanism, trading by insiders, hiring practices and a general review of activities within the accounting and finance groups.

The Strategic Planning Committee is involved in establishing the strategic direction of the Company as proposed by Management.  Due to the relatively small number of directors on the board, oversight of the tasks associated with the Company’s strategic planning process was previously conducted by the Board of Directors as a whole.  The Strategic Planning Committee was formed in the latter part of fiscal 2008 on October 11, 2007 and intends to meet in fiscal 2009.

For all of fiscal 2008, each of the committees of the Board of Directors, with the exception of the Strategic Planning Committee, were composed entirely of independent directors. The Company does not have an Executive Committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is mandated to oversee all audit and quarterly review engagements, the preparation of financial statements, the review of press releases of financial results, and the review of other regulatory documents as required. In addition, the Audit Committee is responsible for the oversight of the Company’s internal accounting controls and financial reporting practices and procedures, the appointment and oversight of the Company’s independent auditors, the pre-approval of all audit services and permissible non-audit services, the establishment of procedures for the receipt and treatment of complaints regarding accounting, internal control or auditing matters as well as the oversight of all activities of the Company’s Risk Performance and Audit Group.

The Audit Committee, which consists entirely of independent directors, meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, and to review the Company’s interim and annual consolidated financial statements, notes and MD&A of the Company. In addition, the Audit Committee reviews the independent auditor’s report and discusses significant financial reporting issues, critical accounting policies and significant estimates and other auditing matters. The independent auditors have full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings and recommendations to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The Audit Committee has discussed issues concerning independence of the auditors with the Company’s auditors and has received written confirmation of such independence.

Based on the review and discussions above, the Audit Committee has recommended to the Board of Directors approval of the audited consolidated financial statements, notes and MD&A for fiscal 2008.

The members of the Audit Committee have approved the contents of this report and its inclusion in this Management Information Circular.

28

Report presented by:

Barbara Stymiest
John Richardson
David Kerr

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

(i)	the 2008 Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 1, 2008 together with the accompanying Auditor’s Report;

(ii)	the interim unaudited consolidated financial statements for periods subsequent to March 1, 2008;

(iii)	the Annual MD&A;

(iv)	this Management Information Circular; and

(v)	the 2008 Annual Information Form.

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the Securities and Exchange Commission at www.sec.gov. Financial information of the Company is provided in the Company’s comparative financial statements and Annual MD&A for the Company’s most recently completed financial year.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting at the Meeting, whether in person or by proxy.  Except where otherwise indicated, information contained herein is given as of the date hereof.

The undersigned hereby certifies that the contents, together with the distribution of this Management Information Circular, have been approved by the Board of Directors of the Company on May 28, 2008.  A copy of this Management Information Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

DATED at Waterloo, Ontario, the 28th day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)  John Richardson, Lead Director

29

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

1.(a)	Disclose the identity of directors who are independent.
Six of the current Board members qualify as independent directors under Multilateral Instrument 52-110 - Audit Committees (the “Audit Committee Instrument”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance Instrument”): James Estill, David Kerr, Roger Martin, John Richardson, Barbara Stymiest and John Wetmore.  See “Report on Corporate Governance Practices – Board of Directors” in the Management Information Circular for further details on the Board’s determination of independence. If the proposed nominees to the Board are elected at the Meeting then six of the Board Members qualify as independent directors:  James Estill, David Kerr, Roger Martin, John Richardson, Barbara Stymiest and John Wetmore.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
Two of the current Board members do not qualify as independent directors under the Audit Committee Instrument and Corporate Governance Instrument. Mike Lazaridis and James Balsillie do not qualify as independent directors because they are officers of the Company.  See “Report on Corporate Governance Practices – Board of Directors” in the Management Information Circular for further details on the Board’s determination of independence.

(c)
Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the current directors are independent and if the nominees proposed for election in the Management Information Circular are elected at the Meeting, a majority of the directors will continue to be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	All directorships with other public entities for each of the Board members are set forth under “Business to be Transacted at Meeting – Election of Directors.”

30

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors met regularly without non-independent directors and management present during fiscal 2008 at meetings of the Oversight Committee, Audit Committee, Compensation Committee and the Nomination & Governance Committee and at least one board meeting.  See "Election of Directors – Director Attendance and Committee Meetings Held During the Year Ended March 1, 2008" for a listing of Committee and Board meetings.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Company does not currently have a chairman but rather Mr. John Richardson acts as the Lead Director of the Board of Directors.  Mr. Richardson’s roles and responsibilities include: (i) approving information submitted by management to the Board, (ii) approving the agenda for Board Meetings, (iii) leading meetings of the external directors, (iv) serving as a liaison between the external directors and the chief executive officers, and (v) being able to call, with due notice, a meeting of the Board and/or an executive session of the Board consisting exclusively of external directors.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance record of each director for all Board and committee meetings  held since the beginning of the Company’s most recently completed financial year is set forth under each director’s biography under “Business to be Transacted at the Meeting – Election of Directors”.

2.	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
The written mandate of the Board is attached to this Circular as Appendix “A”.  A description of the Board’s mandate is also set forth under “Report on Corporate Governance Practices – Mandate of the Board of Directors”.

3.(a)
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed written mandates for the chair and the chair of each board committee other than the Oversight Committee.

31

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and the Co-CEOs have not developed a written position description for Co-CEOs, Mr. Lazaridis and Mr. Balsillie.  Objectives for the Co-CEOs are established through the process of considering and approving the Company’s strategic objectives as well as through regular discussions of the Board at board meetings.

4. (a)	Briefly describe what measures the board takes to orient new members regarding (i) the role of the board, its committees and its directors; and (ii) the nature and operation of the issuer’s business.
The Board and specifically the Nomination & Governance Committee ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position adequately.  The Nomination & Governance Committee is responsible for the orientation and education of new directors.  Reports relating to the Company's business and affairs are provided to new directors.  In addition, new Board members meet with senior management of the Company to review the business technology and affairs of the Company and meet with legal counsel for a briefing on material regulatory and legal proceedings.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Nomination & Governance Committee’s charter formally sets out the roles of the Committee, one of which is to ensure all Board members have the required skills and educational requirements to fulfill their duties as directors.

5. (a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees of the issuer. If the board has adopted a written code:	The Company has adopted a written code of ethics (the “Code”).

(i) disclose how a person or company may obtain a copy of the code;
The Code is available on SEDAR at www.sedar.com  and on the Company’s website at http://www.rim.com/, or upon request to the Corporate Secretary of the Company at its executive office, 295 Phillip Street, Waterloo, Ontario, N2L 3W8.

	(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board, through the Audit Committee, receives reports on compliance with the Code.

32

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(iii)           provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has not granted any waiver of the Code in favour of any directors, officers or employees since the Code was adopted by the Board.  Accordingly, no material change report has been required or filed.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Board members are asked to abstain from discussions and approvals if a transaction is contemplated where a Board member has a material interest.  In addition, the independent directors meet regularly without management and directors who are officers of the Company.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Board of Directors has approved a number of policies and procedures to provide guidance to employees concerning business choices, decisions and behaviours. The Company has created a document which references all policies and a guideline that employees are expected to comply with and is called the Business Standards and Principles.

The Business Standards and Principles includes a number of policies and guidelines, a selection of which includes the following policies:

•    Code of Ethics;
•    Handling Financial Complaints Guidelines;
•    Employee/Consultant Confidentiality and Intellectual Property Agreement;
•    Corporate Disclosure Policy, and;
•    Insider Trading Policy.

Employees are asked to acknowledge, accept, and comply with the Business Standards and Principles on an annual basis.

33

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

6. (a)	Describe the process by which the board identifies new candidates for board nomination.
The Nomination & Governance Committee is governed by a formal charter and has the responsibility for nominating new directors and is guided by the following general principles in deciding upon such appointments:

-  the specific skill set required on the Board at a given time taking into account the skill sets of the remaining     Board members;
-  the academic and employment-related qualifications of the individual;
-  relevant industry experience; and
-  alignment with the philosophies of the Company, including a commitment to promote the implementation of the policies adopted by the Company.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Nomination & Governance Committee is composed entirely of independent directors, being, James Estill, David Kerr, John Richardson and John Wetmore.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The responsibilities of the Nomination & Governance Committee include: (i) the selection and appointment of qualified, effective directors, (ii) the review of individual directors' qualifications and (iii) orientation and education of new directors.  The Nomination & Governance Committee also intends during the coming fiscal year to begin designing a more formal process of annual assessment of the Board’s performance and effectiveness.

34

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

7. (a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.
Only independent directors are compensated for acting as a director of the Company. In fiscal 2008, the independent members of the Board retained Towers Perrin to perform a competitive assessment of independent director compensation.  Towers Perrin concluded that the compensation paid to the independent directors of the Company was in the bottom deciles of cash compensation and that overall director compensation was in the bottom quartile of samples used as comparators by Towers Perrin.  Based on the findings and recommendations of Towers Perrin and a review of such findings and recommendations by the Nomination & Governance Committee, the Nomination & Governance Committee recommended to the Board a new compensation package for independent directors.  The Board accepted the Nomination & Governance Committee’s recommendation with respect to independent director compensation. Details of the compensation paid to independent directors can be found under the heading “Election of Directors – Directors’ Compensation” in the Management Information Circular.

The process used by the Board to determine the compensation of the Company’s officers is set forth under “Executive Compensation – Compensation Committee Report on Executive Compensation - Components of Executive Compensation”.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Compensation Committee is composed entirely of independent directors, being James Estill, David Kerr, John Richardson and John Wetmore.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities of the Compensation Committee are set forth under “Executive Compensation – Role of Compensation Committee”.

35

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In fiscal 2008, the Company retained Towers Perrin to provide expert advice on executive compensation, Board compensation and related governance issues and to report to the Compensation Committee with advice.  Among other things, Towers Perrin was mandated by the Company to: (a) draft for the Compensation Committee’s consideration a new Compensation Committee Charter, which would address, among other things, reporting and risk management in relation to the use of options to purchase Company shares; and (b) render an opinion to the Compensation Committee on whether it would constitute a material improvement to the Company’s current corporate governance policies and practices to (i) assess the effectiveness of the Compensation Committee and its members, and (ii) disclose to the public such assessments and the process by which such assessments are made.  For fiscal 2008, Towers Perrin fees totalled approximately $185,000.

8.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Company has an Oversight Committee and Strategic Planning Committee.  The current members of the Oversight Committee and Strategic Planning Committee are set forth under each of the directors biographies under the heading “Business to be Transacted at the Meeting – Election of Directors”.  Additional information of these committees and each committees membership can be found under the heading “Board Committees”.

9.
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The Board, its committees and individual directors are not currently formally assessed with respect to their effectiveness and contribution; however, the Nomination & Governance Committee monitors the effectiveness of the relationship between management and the Board, the effectiveness of the operation of the Board, Board committees and individual directors and recommends improvements to each of the above.  The Nomination & Governance Committee also intends during the coming fiscal year to begin designing a more formal process of annual assessment of the Board’s performance and effectiveness.

APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS OF RESEARCH IN MOTION LIMITED

The Board of Directors (the “Board”) of Research In Motion Limited (the “Corporation”) supervises the management of the Corporation’s business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management’s performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors (“Directors”) who are deemed “independent” pursuant to the securities laws and stock exchange requirements applicable to the Corporation. The Board has formed an Audit Committee, Compensation Committee and Nomination Committee to perform certain delegated duties and responsibilities.  However, such delegation does not relieve the Board of its overall responsibilities.

The Nomination Committee monitors the effectiveness of the relationship between management of the Corporation and the Board, as well as the effectiveness of the operation of the Board, Board committees and Directors. Directors are expected to attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.

Directors may engage the services of independent advisors in accordance with the charters of the Board’s committees.

RESPONSIBILITIES

In its supervision and management of the Corporation’s business and affairs, the Board has the following responsibilities:

1)	ensuring that a culture of integrity is created throughout the organization;

2)	participating in the Corporation’s strategic planning process;

3)	assessing the principal business risks of the Corporation;

4)	reviewing the Corporation’s organizational structure and succession planning;

5)
monitoring the Co-Chief Executives’ performance (including  their monitoring of other senior management), approving their compensation and reviewing the Corporation’s overall compensation policy for senior executives;

6)	adopting and monitoring a disclosure policy for the Corporation;

7)	monitoring the integrity of internal control and management information systems; and

8)	developing the Corporation’s approach to corporate governance.

METHOD OF OPERATION

1)	Meetings of the Board are held at least quarterly and as required.

2)
The Board chair develops the agenda for each meeting of the Board. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

3)	Independent Directors meet periodically without management and other non-independent Directors present.

2

4)	This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

Document 2

RESEARCH IN MOTION LIMITED

Notice of Annual Meeting of the Shareholders

NOTICE IS HEREBY GIVEN THAT the Annual Meeting of the shareholders (the “Meeting”) of Research In Motion Limited (the “Company”) will be held on July 15, 2008, at the Perimeter Institute for Theoretical Physics, 31 Caroline Street North, Waterloo, Ontario at 6:30 p.m. for the following purposes:

1.	TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended March 1, 2008 and the Auditor’s Report thereon;

2.	TO ELECT the directors of the Company;

3.	TO RE-APPOINT the auditors of the Company and to authorize the Board of Directors to fix the auditors’ remuneration;

4.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of the foregoing transactions are contained in the accompanying management information circular.

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit the enclosed duly executed form of proxy with the Company’s transfer agent and registrar, Computershare Investor Services Inc., 100 University Street, 9th Floor, Toronto, Ontario, M5J 2Y1, on or before 5:00 p.m. (Eastern Standard Time) on July 11, 2008 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the Meeting.

The management information circular is deemed to form part of this notice.

DATED at Waterloo, Ontario this 28th day of May, 2008.

BY ORDER OF THE BOARD

(signed)   John Richardson, Lead Director

Document 3

RESEARCH IN MOTION LIMITED

FORM OF PROXY FOR
ANNUAL MEETING OF SHAREHOLDERS
To be held on July 15, 2008

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned shareholder of Research In Motion Limited (hereinafter called the “Company”) hereby nominates and appoints James L. Balsillie, Co-Chief Executive Officer of the Company, or failing him, Mike Lazaridis, President and Co-Chief Executive Officer of the Company, or instead of either of the foregoing __________, as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the annual meeting of shareholders to be held on July 15, 2008 at 6:30 p.m. and at all adjournments thereof (the “Meeting”), upon matters properly coming before the Meeting, as set forth in the related Notice of Meeting and Management Information Circular, both of which have been received by the undersigned.  The undersigned specifies that the common shares of the Company registered in the name of the undersigned are to be voted (or withheld from voting) in respect of the matters listed below, as follows:

1.
FOR ☐ or WITHHELD FROM VOTING IN RESPECT OF ☐ the election of directors referred to in the Management Information Circular of the Company dated May 28, 2008, namely James Balsillie, Mike Lazaridis,  James Estill, David Kerr, Roger Martin, John Richardson, Barbara Stymiest and John Wetmore.

2.	FOR ☐ or WITHHELD FROM VOTING IN RESPECT OF ☐ the re-appointment of Ernst & Young LLP as independent auditors of the Company and authorizing the directors to fix their remuneration.

This proxy confers discretionary authority as to any amendments or variations proposed at the Meeting in respect of matters identified in the Notice of Annual Meeting of Shareholders dated May 28, 2008 and as to any other matters that may properly come before the Meeting or any adjournment thereof.  As of the date hereof, management of the Company knows of no such amendment or other matters.

The shares represented by this proxy will be voted or withheld from voting as specified, but if no specification is made in respect of any matter, this proxy will be voted for the election of directors, for the appointment of the auditors

The common shares of the undersigned represented by this proxy will be voted or withheld from voting in accordance with the specification, if any, of the undersigned in respect of any ballot that may be called for at the Meeting or any adjournment thereof.

The persons named in this Proxy are directors or management of the Company.  This proxy is solicited by and on behalf of management of the Company. A shareholder may appoint a proxyholder (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting.  To exercise this right, the shareholder should insert such person’s name in the space provided and strike out the current names.

The undersigned hereby revokes all prior proxies given with respect to the common shares of the undersigned and authorizes the person voting this proxy to inform holders of any prior proxy of such revocation.

Please sign name exactly as it appears on your share certificate.  If the appointer is a company, the form of proxy must be executed under its corporate seal or signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, etc. should so indicate.

UNLESS THIS PROXY IS DATED IN THE SPACE PROVIDED BELOW FOR THAT PURPOSE, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE MANAGEMENT OF THE COMPANY.

DATED this _____ day of __________________ , 2008.

Signature of Shareholder

Print name of shareholder as it appears on
your share certificate

This proxy will not be valid and will not be acted upon or voted unless it is signed and delivered to Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, on or before the close of business on or before 5:00 p.m. (Eastern Standard Time) on July 11, 2008 or at least 48 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used or by delivering it to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	June 13, 2008	By:	/s/ Brian Bidulka
			Name:	Brian Bidulka
			Title:	Chief Accounting Office